UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendment to Loan Agreement

On February 26, 2024, Pixie Dust Technologies, Inc. (the “Company”) reached an agreement with The Shoko Chukin Bank, Ltd. (the “Lender”) to amend that certain Loan Agreement, dated as of March 22, 2019, (the “Loan Agreement”) by and between the Company and the Lender (the “Amendment”) to extend the maturity date thereunder from February 29, 2024 to May 31, 2024. Other than this extension of the maturity date, no additional amendments or other changes are being made to the Loan Agreement.

The Company expects to obtain new debt financing or refinancing (collectively, the “New Financing”) of the amounts owed under the Loan Agreement. In connection with determining the relevant terms of New Financing, it will be necessary to reasonably estimate the Company’s weighted average cost of capital (“WACC”). However, the Company’s American depositary receipt (“ADR”) price has recently been variable given the discrepancy between the balance of long and short positions in our ADRs as the lock-up period entered in connection with our initial public offering for existing shareholders expired on February 1, 2024. In light of these developments, and due to the current difficulty in reasonably calculating the Company’s WACC as indicated, the Company received from the Lender the aforementioned extension of the maturity date under the Loan Agreement in furtherance of obtaining the New Financing.

Once the discussions regarding the New Financing have been completed, the Company expects to provide additional information to its stockholders as part of its ongoing public company reporting obligations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company's current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “aim,” “objective,” “goal,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Any such forward-looking statements are subject to various risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control, including but not limited to the strength of the economy, changes to the market for securities, the effects of inflation and its associated impact on prevailing interest rates, political or financial instability, and other factors which are set forth in the Company's prospectus that forms a part of the Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: February 26, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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